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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 14D-1

                            Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                            Alliance Resources PLC
                           (Name of Subject Company)

                          American Rivers Oil Company
                                   (Bidder)

                     Ordinary Shares of  (Pounds)0.01 Each
                        (Title of Class of Securities)

                                  01877N 10 7
                     (CUSIP Number of Class of Securities)

                                 Karlton Terry
                          American Rivers Oil Company
                       700 East Ninth Avenue, Suite 106
                            Denver, Colorado 80203
      (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of the Bidder)

                                   Copy to:
                             W. Alan Kailer, Esq.
                              Jenkens & Gilchrist
                          A Professional Corporation
                         1445 Ross Avenue, Suite 3200
                           Dallas, Texas 75202-2799
                                (214) 855-4500

                             _____________________

Calculation of Filing Fee:

--------------------------------------------------------------------------------
    Transaction Valuation*                     Amount of Filing Fee**
      $4,648,256                                    $930

--------------------------------------------------------------------------------

* For purposes of calculating the fee only. The filing fee was calculated pursuant to Section 14d-1 of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 53,684,336 Ordinary Shares.

**   1/50 of one percent of the value of the securities to be acquired.
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[X ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
     and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:            $1,300
                                  ----------------------------------------------

          Form or Registration No.:          333-85237
                                    --------------------------------------------

          Filing Party:                      American Rivers Oil Company
                        --------------------------------------------------------

          Date Filed:                        August 13, 1999
                      ----------------------------------------------------------

                                       2
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(1)    Names of Reporting Persons:           American Rivers Oil Company
                                   ---------------------------------------------
       S.S. or I.R.S. Identification No. of Above Person:     84-0839926
                                                         -----------------------
(2)    Check the Appropriate Box if a Member of a Group (See Instructions)

               (a) [_]             (b) [_]

(3)    SEC Use Only ____________________________________________________________

(4)    Source of Funds (See Instructions)         OO
                                          --------------------------------------

(5)    Check Box If Disclosure of Legal Proceedings Is Required

       Pursuant to Items 2(e) or 2(f)   [_]

(6)    Citizenship or Place of Organization    Delaware
                                            ------------------------------------
(7)    Aggregate Amount Beneficially Owned
       by Each Reporting Person                        0         ordinary shares
                                --------------------------------

(8)    Check Box if the Aggregate Amount in Row (7)
       Excludes Certain Shares (See Instructions)       [_]

(9)    Percent of Class Represented by Amount in Row (7)         0%
                                                         -----------------------

(10)   Type of Reporting Person (See Instructions)           CO
                                                   -----------------------------

                                       3
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         This Schedule 14D-1 (the "Schedule 14D-1") relates to the offer (the
"Exchange Offer") of American Rivers Oil Company, a Delaware corporation ("American Rivers"), to exchange shares of Common Stock, $0.001 par value (the "AROC Shares") of American Rivers for all of the issued and outstanding ordinary shares of (Pounds)0.01 each (the "Alliance Shares") in the capital of Alliance Resources PLC, a public limited company incorporated in England and Wales ("Alliance"), at a ratio of one AROC Share for each Alliance Share. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the information statement/prospectus included in Amendment No. 1 to the Registration Statement of American Rivers on Form S-4 filed on October 15, 1999 (Regis. No. 333-85237)(the "Prospectus"), which is included as Exhibit (e)(1) to this schedule and is incorporated herein by reference. This Schedule 14D-1 is being filed on behalf of American Rivers. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 of the Securities Exchange Act of 1934, as amended.

ITEM 1.   SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Alliance Resources PLC, a public limited company incorporated in England and Wales (the "Company"), the address of its principal executive offices is 12 St. James's Square, London SW1Y 4BR and the address of its principal operating offices is 4200 East Skelly Drive, Suite 1000, Tulsa, Oklahoma 74135.

(b) The information set forth in "THE TERMS OF THE TRANSACTIONS" and Item 5 of the Annual Report on Form 10-K of the Company for the fiscal year ended April 30, 1999, included in the Prospectus is incorporated herein by reference.

(c) The information set forth in "MARKET FOR ALLIANCE'S COMMON EQUITY AND RELATED SHAREHOLDER MARKET INFORMATION" of the Prospectus is incorporated herein by reference.

ITEM 2.   IDENTITY AND BACKGROUND.

(a) - (g) This Statement is being filed by American Rivers. The information set forth in "SUMMARY - The Companies" and "Directors and Executive Officers of the Registrant" in the American Rivers Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999, included in the Prospectus, is incorporated herein by reference.

ITEM 3.   PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

(a)       Not applicable.

(b) The information set forth in "THE PROPOSED TRANSACTIONS - Background of the Reincorporation Proposal and the Offer" of the Prospectus is incorporated herein by reference.

ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) - (c) The source of consideration in the Exchange Offer is AROC Shares. The information set forth in "THE TERMS OF THE TRANSACTIONS" of the Prospectus is incorporated herein by reference.

ITEM 5.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a) - (g) The information set forth in "THE PROPOSED TRANSACTIONS - Background of the Reincorporation Proposal and Offer," "THE PROPOSED TRANSACTIONS - Reasons for the Reincorporation and Offer," "THE TERMS OF THE TRANSACTIONS" and "MANAGEMENT OF NEW ALLIANCE - Directors and Executive Officers" of the Prospectus is incorporated herein by reference.

                                       4
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ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) - (b) The information set forth in "SECURITY OWNERSHIP" and "MANAGEMENT OF NEW ALLIANCE - Directors and Executive Officers" of the Prospectus is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

          The information set forth in "THE PROPOSED TRANSACTIONS - Background of the Reincorporation Proposal and Offer," "THE PROPOSED TRANSACTIONS - Reasons for the Reincorporation and Offer," "BUSINESS OF ALLIANCE" and "TERMS OF THE TRANSACTIONS" in the Prospectus and the Exchange and Merger Agreement and the Amendment to Exchange and Merger Agreement which are attached as Exhibit (c)(1) and Exhibit (c)(2) hereto respectively, is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         None.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

(a)      Not applicable.

(b) The information set forth in the "THE TERMS OF THE TRANSACTIONS" of the Prospectus is incorporated herein by reference.

(c)      Not applicable.

(d)      Not applicable.

(e)      Not applicable.

(f) The information set forth in the Prospectus is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) United States Form of Acceptance and Authority (Filed herewith as Exhibit (a)(1))

(a)(2) United Kingdom Form of Acceptance and Authority (Filed herewith as Exhibit (a)(2))

(b)      Not applicable

(c)(1) Exchange and Merger Agreement dated July 22, 1999 among American Rivers Oil Company, a Wyoming corporation, American Rivers Oil Company, a Delaware corporation and Alliance Resources PLC (Included as Appendix A to the Prospectus)

(c)(2)*  Amendment to Exchange and Merger Agreement, dated October 13, 1999.
         [2.2]

(c)(3)* Exchange Agreement for Convertible Restricted Voting Shares, dated October 13, 1999. [10.1]

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(c)(4)*  Registration Rights Agreement dated October 13, 1999 among American
         Rivers Oil Company, EnCap Equity 1996 Limited Partnership, Energy Capital Investment Company PLC, and EnCap Investments L.C. [10.2]

(c)(5)* Registration Rights Agreement dated October 13, 1999 between American Rivers Oil Company and LaSalle Street Natural Resources. [10.3]

(c)(6)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company and members of the Benton family. [10.4]

(c)(7)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holders of Series D, E, F, G and H warrants. [10.5]

(c)(8)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holder of Series I warrants. [10.6]

(d)(1)* Opinion of Jenkens & Gilchrist, A Professional Corporation, regarding U.S. tax matters issued to American Rivers Oil Company. [8.1]

(d)(2)* Opinion of Jenkens & Gilchrist, A Professional Corporation, regarding U.S. tax matters issued to Alliance Resources PLC. [8.2]

(d)(3)*  Opinion of Hobson Audley Hopkins & Wood regarding U.K. tax matters.
         [8.3]

(e)(1) Prospectus included in American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237). [Incorporated by reference from such Registration Statement]

(f)      Not applicable.

      * Incorporated by reference from the exhibit number indicated in brackets to the American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237).

                                       6
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 21, 1999        AMERICAN RIVERS OIL COMPANY



                                By:    /s/ Karlton Terry
                                    -----------------------
                                    Name:  Karlton Terry
                                    Title: President

                                       7
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                                 EXHIBIT INDEX

Exhibit
Number         Description
------         -----------

(a)(1) United States Form of Acceptance and Authority (Filed herewith as Exhibit (a)(1))

(a)(2) United Kingdom Form of Acceptance and Authority (Filed herewith as Exhibit (a)(2))

(b)       Not applicable

(c)(1) Exchange and Merger Agreement dated July 22, 1999 among American Rivers Oil Company, a Wyoming corporation, American Rivers Oil Company, a Delaware corporation and Alliance Resources PLC (Included as Appendix A to the Prospectus)

(c)(2)*   Amendment to Exchange and Merger Agreement, dated October 13, 1999.
          [2.2]

(c)(3)* Exchange Agreement for Convertible Restricted Voting Shares, dated October 13, 1999. [10.1]

(c)(4)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company, EnCap Equity 1996 Limited Partnership, Energy Capital Investment Company PLC, and EnCap Investments L.C. [10.2]

(c)(5)* Registration Rights Agreement dated October 13, 1999 between American Rivers Oil Company and LaSalle Street Natural Resources. [10.3]

(c)(6)* Registration Rights Agreement dated October 13, 1999 among American Rivers Oil Company and members of the Benton family. [10.4]

(c)(7)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holders of Series D, E, F, G and H warrants. [10.5]

(c)(8)* Warrant Agreement dated October 13, 1999 among American Rivers Oil Company and the holder of Series I warrants. [10.6]

(d)(1)* Opinion of Jenkens & Gilchrist, A Professional Corporation, regarding U.S. tax matters issued to American Rivers Oil Company. [8.1]

(d)(2)* Opinion of Jenkens & Gilchrist, A Professional Corporation, regarding U.S. tax matters issued to Alliance Resources PLC. [8.2]

(d)(3)*   Opinion of Hobson Audley Hopkins & Wood regarding U.K. tax matters.
          [8.3]

(e)(1) Prospectus included in American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237). [Incorporated by reference from such Registration Statement]

(f)       Not applicable.

      * Incorporated by reference from the exhibit number indicated in brackets to the American Rivers Oil Company Registration Statement on Form S-4 (Regis. No. 333-85237).

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